

September 27, 2013

Via E-mail
Margaret M. Kelly
Chief Executive Officer and Director
Re/Max Holdings, Inc.
5075 South Syracuse Street
Denver, Colorado 80237

Re: RE/MAX Holdings, Inc.
        Amendment No. 1 to Registration Statement on Form S-1
        Filed September 19, 2013
        File No. 333-190699

Dear Ms. Kelly:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 62

1.   You disclose your estimated net proceeds will be $177 million or $205.2 million if the underwriters exercise their over-allotment option in full. You further disclose that you will use $27.3 million for an acquisition and $160.7 million to purchase newly issued common units. Please reconcile the aggregate of $27.3 million and $160.7, or $188 million, to $177 million or $205.2 million.

Dilution, pages 65 to 66

2.   Within your dilution calculation please clarify the caption "Increase in net tangible book value (deficit) per share attributable to new investors purchasing shares from us in this offering" so that the caption indicates that it has been further adjusted for the items

referred to above. Additionally, please provide us with a detailed calculation of dilution per share to new investors which will disaggregate each adjustment separately. Finally, please provide a supporting calculation for the 2.32% fluctuation that you disclosed on page 66.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages 67 to 78

3.   We note your adjustments 4(a) and 4(ff). Please tell us how the issuance of vested restricted stock units is an outcome related to the offering and use of proceeds transactions and how you reached the conclusion that the stock compensation should be considered directly attributable to the offering transactions and given pro forma effect under Article 11 of Regulation S-X. Specifically, please tell us if there are pre-existing agreements to make these grants. Further, to the extent you believe the grant of vested restricted stock units is directly attributable to the offering transactions, please tell us how you determined it is expected to have a continuing impact. Additionally, please tell us how you determined the cash bonus is expected to have a continuing impact. Finally, please apply this comment to the additional 147,250 restricted stock units that you also expect to grant on the date of offering and tell us how you determined it was not necessary to provide a pro forma adjustment for these expected grants.

4.   Please revise your filing to describe the $27.3 million adjustment to cash in the Pro Forma Adjustments for Pro Forma Offering column of the Unaudited Pro Forma Condensed Consolidated Balance Sheet. Your description should include an itemized list of the net proceeds received and each individual use of proceeds.

5.   We note your adjustment 4(ee). Please tell us and revise your filing to clarify how you calculated the $19,395 related to RMCO's use of the remaining net proceeds.

6.   We note your adjustment 4(ff). Please tell us and revise your filing to clarify how you calculated the $192,100 of Net proceeds received. Your response should address your disclosure elsewhere in your filing, which states that you will receive $177 million of net proceeds.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 55-3439 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Morrison & Foerster LLP